Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Compton Petroleum Corporation News Release

    CALGARY, Dec. 17 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) will be announcing its plans for 2008, including budgeted expenditures, drilling programs and projected production targets for the year, in early
January 2008.
    On December 14, 2007, a significant shareholder representing 19.8% of the shares outstanding, made a regulatory filing in the United States which included, among other topics, a statement that in its view Compton's common shares are trading at a significant discount to the shareholder's perception of the Company's net asset value, and a request of Compton's Board of
Directors to consider strategic alternatives to bridge this gap. The Board will, on behalf of all shareholders, fully consider this filing.
    The current business environment for Compton and the Canadian natural gas industry at large is challenging to say the least. Our current share price reflects the depressed state of the natural gas industry, particularly in
Alberta, resulting from (a) low natural gas prices, (b) the rapid appreciation of the Canadian dollar, (c) the high cost structure of the basin, and (d)
regulatory issues including uncertainties relating to the proposed new Crown royalty structure in Alberta. Given these cyclical bearish factors and the upcoming release of our 2007 year end reserve report and audited financial statements, the Board and Management are puzzled by the shareholder's request and particularly with its timing.
    While 2007 has been a difficult operating year for the industry in general, Compton has been successful on a number of fronts. We will have completed a successful drilling program, drilling approximately 340 wells during the year, including several promising exploration successes, and expect to meet our 2007 production targets. Compton concluded the sale of several properties, including the major sale of the Worsley oil field, for proceeds in excess of $300 million with the intention of redeploying the proceeds into our large natural gas resource plays.
    There has been considerable change in 2007, from our operational activities to the external business environment. These will be reflected in our two principal year end reports. Within the next two months we will receive the report of our independent reserves evaluator, Netherland Sewell &
Associates Inc., which will provide in depth detail on the value of our reserves. Within the next three months we will also be issuing our audited financial statements.
    We remain bullish on the outlook for natural gas and are confident that our longer term strategy is sound and achievable. This strategy was communicated in our July 11, 2007 press release and updated as part of our third quarter press release on November 12, 2007. In essence, our strategy is to accelerate the drilling of our large inventory of natural gas reserves and convert them to incremental production volumes. We believe Compton's solid reserve base, extensive land position, large inventory of drilling prospects, and projected growth for 2008 bode well. The implementation of our strategy continues to be a dynamic process as we must constantly respond to factors beyond our control.
    The Board together with Management reviews, on a regular basis, options available to best create value for all of our shareholders. We are stakeholders - the Board, management and most of our employees have a significant investment in Compton owning approximately 10.2% of the outstanding shares (14.5% fully diluted).
    While Compton is opportunity rich, the Board must endeavor to capitalize on these opportunities in a timely fashion. The Board continues to review
Compton's competitive position and will take appropriate steps to ensure our actions will be in the best interest of all shareholders.
    We look forward to announcing our 2008 plans in early January including the economics of our plays and our ability to execute on these plans.

    Forward-Looking Statements

    Certain information regarding the Company contained herein constitutes forward-looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995.
Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) capital and operating expenditures
(ii) exploration, drilling, completion, and production matters and (iii) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. Compton may, as considered necessary in the circumstances, update or revise forward-looking information, whether as a result of new information, future events, or otherwise. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: E.G. Sapieha, President & CEO or N.G. Knecht,
VP Finance & CFO, Telephone: (403) 237-9400, Fax (403) 237-9410, Website:
www.comptonpetroleum.com, Email: investorinfo(at)comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 06:00e 17-DEC-07